Form 4

1.   Name and Address of Reporting Person -- Kellogg, Peter
     R.
                            C/O Spear, Leeds & Kellogg
                            120 Broadway
                            New York, New York 10271

2.   Issuer Name and Ticker or Trading Symbol --
     Interstate/Johnson Lane Inc  (IJL)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year -- October, 1997
5.   If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person to Issuer -- Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock.
2.   Transaction Date. -- October 21, 1997.
3.   Transaction Code -- V.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 499.  (Stock issued on October 21, 1997,
          with six-month restriction, in lieu of $15,000 in director retainer fees.)
          (A)  or (D) = A.
          Price 30.0625.
5    Amount of Securities Beneficially Owned at End of Month
     = 352,999.
6    Ownership Form -- (D).
7    Nature of Indirect Beneficial Ownership -- N/A.
5.   Amount of Securities Beneficially Owned at End of Month
     499,500.
6.   Ownership Form (I).
7.   Nature of Indirect Beneficial Ownership -- IAT
     Reinsurance Syndicate, LTD., a Bermuda Corporation of which Mr. Kellogg the sole holder of voting trust. Mr. Kellogg disclaims beneficial ownership of these shares.
8.   Amount of Securities Beneficially Owned at End of Month
     = 100,000
9.   Ownership Form -- (I)
10. Nature of Indirect Beneficial Ownership -- J.C. Kellogg Foundation, a non-profit organization of which Mr. Kellogg is a trustee. Mr. Kellogg disclaims beneficial ownership of these shares.
11.  Amount of Securities Beneficially Owned at End of Month
     = 100,000.
12.  Ownership Form (I).
13.  Nature of Indirect Beneficial Ownership -- Cynthia
     Kellogg, Mr. Kellogg's wife. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.